Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

IN U.S. DOLLARS

INDEX

Page

Interim Consolidated Balance Sheets	2 - 3

Interim Consolidated Statements of Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5

Interim Consolidated Statements of Cash Flows	6 - 7

Notes to Interim Consolidated Financial Statements	8 - 13

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$9,059	$2,697
Other receivable and prepaid expenses	3,567	4,383
Short-term investment	78	64

Total current assets	12,704	7,144

NON-CURRENT ASSETS:

Other non-current receivables	-	912
Operating lease right of use assets	66	82
Property, plant and equipment, net	30	36

Total long-term assets	96	1,030

Total assets	$12,800	$8,174

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$437	$2,156
Current maturity of operating lease liability	36	36
Deferred revenues	556	469
Other accounts payable	472	610

Total current liabilities	1,501	3,271

NON-CURRENT LIABILITIES:

Long - term operating lease liability	22	39
Deferred revenues	2,121	2,422

Total long-term liabilities	2,143	2,461

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.25 par value - Authorized: 500,000,000 shares at June 30, 2020 and December 31, 2019; Issued and outstanding: 411,254,463 shares as of June 30, 2020; 120,652,683 shares as of December 31, 2019	29,234	8,225
Additional paid-in capital	98,056	103,401
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(119,261)	(110,311)

Total equity	9,156	2,442

Total liabilities and shareholders’ equity	$12,800	$8,174

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Revenues	$402	$688

Research and development expenses	(7,054)	(3,960)
General and administrative expenses	(1,455)	(1,333)

Operating loss	(8,107)	(4,605)

Total financial expenses, net	(128)	(288)

Net loss	(8,235)	(4,893)

Total comprehensive loss	(8,235)	(4,893)

Deemed dividend	(715)	-

Net loss attributed to ordinary shareholders	$(8,950)	$(4,893)

Basic and diluted net loss per share	(0.04)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	254,940,675	59,321,108

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2019	40,399,290	$2,635	$96,939	$1,127	$(97,686)	$3,015

Net loss	-	-	-	-	(4,893)	(4,893)

Issuance of share capital and warrants, net of issuance expenses of USD 1,382	59,322,348	4,112	6,056	-	-	10,168

Share-based payment	-	-	151	-	-	151

Balance as of June 30, 2019	99,721,638	$6,747	$103,146	$1,127	$(102,579)	$8,441

Balance as of January 1, 2020	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

Net loss	-	-	-	-	(8,235)	(8,235)

Deemed dividends related to the warrants exercise (Note 5a)	-	-	715	-	(715)	-

Issuance of share capital and warrants, net of issuance expenses of USD 3,126	290,601,780	21,009	(6,159)	-	-	14,850

Share-based payment	-		99	-	-	99

Balance as of June 30, 2020	411,254,463	$29,234	$98,056	$1,127	$(119,261)	$9,156

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Cash flows from operating activities:

Net loss	$(8,235)	$(4,893)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	6	8
Decrease in operating lease right of use asset	16	-
Share-based payment	99	151
Changes in fair value of short-term investment	(14)	95
Exchange differences on balances of cash and cash equivalents	-	(2)
Decrease (increase) in accounts receivable and prepaid expenses	1,728	(1,230)
Increase (decrease) in trade payables	(1,719)	439
Decrease in operating lease liability	(17)	-
Increase (decrease) in deferred revenues	(214)	527
Decrease in other accounts payable	(138)	(677)

Net cash used in operating activities	$(8,488)	$(5,582)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2020	2019
	Unaudited

Cash flows from investing activities:
Purchase of property, plant and equipment	-	(1)
Net cash used in investing activities	$-	$(1)

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	14,850	10,168

Net cash provided by financing activities	$14,850	$10,168

Exchange differences on balances of cash and cash equivalents	-	2

Increase in cash and cash equivalents	6,362	4,587
Cash and cash equivalents at the beginning of the period	2,697	3,615

Cash and cash equivalents at the end of the period	$9,059	$8,202

Supplemental disclosure of cash flow information:

Net cash paid during the year for interest	15	11

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of autoimmune-inflammatory, oncological and sexual dysfunction indications. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”.

b.	In the six months ended June 30, 2020, the Company incurred net losses of USD 8,235 and it had accumulated losses at the amount of USD 119,261.

The Company has not yet generated any material revenues from sales of its own developed products and has financed its activities by raising capital and by collaborating with multinational companies in the industry.

The Company has other alternative plans for financing its ongoing activities. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the Company’s products at least for twelve months from the date of the interim consolidated financial statements issued.

c.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to several other countries, including in Israel, and infections have been reported globally. The extent to which the coronavirus impacts the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact the Company’s operations and workforce, including other Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on our business, financial condition and results of operation.

d.

On February 17, 2020, the Company entered into an amendment to Univo agreement, pursuant to which the parties expanded the collaboration to allow the testing of minute CBD concentrations/ dosages in combination with Namodenoson on liver cancer and additional oncological indications. As part of the expansion, the Company agreed to fund the research and development activities for the two new indications, to be jointly performed, for an amount of US$200 per indication.

As of June 30, 2020, the Company paid an amount of $400 to Univo as part of the amendment to Univo agreement.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2019, are applied consistently in these interim consolidated financial statements.

Revenue Recognition – Contract Balances

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $2,677 and $2,891 as of June 30, 2020 and December 31, 2019, respectively and are presented under deferred revenues. During the six-month period ended June 30, 2020, the Company recognized revenues in the amount of $402 which have been included in the contract liabilities at December 31, 2019.

NOTE 3:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying consolidated balance sheet as of June 30, 2020, the consolidated statements of comprehensive loss and the consolidated statements of cash flows for the six months ended June 30, 2020 and 2019, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2020, are unaudited.

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2020, as well as its results of operations and cash flows for the six months ended June 30, 2020 and 2019. The results of operations for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the year ending December 31, 2020.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The company’s short-term investment consists of an equity investment in a publicly traded company.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2020
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$78	$78	$-	$-

Total financial assets	$78	$78	$-	$-

	December 31, 2019
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term equity investment	$64	$64	$-	$-

Total financial assets	$64	$64	$-	$-

NOTE 5:-	SHAREHOLDERS’ EQUITY

a.

On January 9, 2020, the Company entered into warrant exercise agreements (the “Exercise Agreements”) with several accredited investors who are the holders (the “Holders”) of certain warrants (the “Public Warrants”) to purchase the Company’s ordinary shares, represented by ADSs, pursuant to which the Holders exercised in cash their Public Warrants to purchase up to an aggregate of 22,278,540 ordinary shares represented by 742,618 ADSs having exercise prices ranging from USD 12.90 to USD 78.75 per ADS issued by the Company, at a reduced exercise price of USD 3.25 per ADS, for gross proceeds to the Company of approximately USD 2,400, prior to deducting placement agent fees and estimated offering expenses.

Under the Exercise Agreements, the Company issued to the Holders new unregistered warrants to purchase up to 22,278,540 ordinary shares represented by 742,618 ADSs (the “Private Placement Warrants”). The Private Placement Warrants are immediately exercisable, expire five and one-half years from issuance date and have an exercise price of USD 3.45 per ADS, subject to adjustment as set forth therein. The Private Placement Warrants may be exercised on a cashless basis if six months after issuance there is no effective registration statement registering the ADSs underlying the warrants.

Pursuant to the terms of the Exercise Agreements, the warrant holders agreed to exercise the warrants at a reduced exercise price, thereby creating a benefit to these warrant holders. As such, the Company recorded a deemed dividend in the amount of $715.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

b.

On February 10, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors pursuant to which the Company issued and sold (i) 1,825,000 units, each unit consisting of one ADS, and one warrant to purchase one ADS, at a price of USD 1.50 per unit, and (ii) 1,508,334 pre-funded units each pre-funded unit consisting of one pre-funded warrant to purchase one ADS and one warrant, at a price of USD 1.49 per pre-funded unit. The offering of the units and pre-funded units closed on February 12, 2020.

The gross proceeds from the offering were approximately USD 5,000, prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

The placement agent in the offering also received compensation warrants exercisable for up to 250,000 ADSs at an exercise price of USD 1.875 per ADS expiring on February 10, 2025.

c.	On March 9, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 20,250,000 ordinary shares represented by 675,000 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,012.

d.	On April 28, 2020, a special meeting of shareholders of the Company approved to increase Company’s authorized Share Capital to 1,000,000,000 ordinary shares of 0.25 NIS par value each.

e.	In April and May, 2020, as a result of an exercise of warrants by the investors from the February 2020 offering, the Company issued an aggregate of 31,000,020 ordinary shares represented by 1,033,334 ADSs, at a price of $1.50 per ADS for gross proceeds of $1,550.

f.	On May 27, 2020, the Company’s board of directors approved a grant of unlisted options exercisable into 3,750,000 of the Company’s ordinary shares to its employees, consultants and one senior officer for an exercise price of NIS 0.25 per shares (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options vest on a quarterly basis for a period of 4 years from the grant date.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	May 27, 2020

Risk-free interest rate	0.93%
Expected volatility	78.77%
Dividend yield	0
Contractual life	10
Early Exercise Multiple (Suboptimal Factor)	3
Exercise price (NIS)	0.25

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	SHAREHOLDERS’ EQUITY (CONT.)

g.	On May 27, 2020, the Company’s board of directors approved a grant (subject to shareholders’ approval) of unlisted options exercisable into 2,500,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 0.25 per share (USD 0.06 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options will vest on a quarterly basis for a period of 4 years from the date of approval by the Company’s Board of Directors on May 27, 2020. As of June 30, 2020, the shareholders’ approval had not yet received.

h.

On June 10, 2020, the Company entered into a definitive agreement with certain institutional and accredited investors providing for the issuance of an aggregate of 3,902,440 ADSs in a registered direct offering at a purchase price of $2.05 per ADS for aggregate gross proceeds of approximately $8,000 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a conrcurrent private placement the investors received unregistered warrants to purchase up to an aggregate of 1,951,220 ADSs. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 292,683 ADSs), at an exercise price of $2.50 per ADSs and a term expiring four and a half years from the date of issuance.

i.	On June 14, 2020, the Company’s board of directors approved a grant (subject to shareholders’ approval) of unlisted options exercisable into 2,400,000 of the Company’s ordinary shares to the Company’s directors for an exercise price of NIS 0.25 per share (USD 0.07 per share, respectively, based on the exchange rate reported by the Bank of Israel on the same day). The options will vest on a quarterly basis for a period of 4 years from the date of approval by the Company’s Board of Directors on June 14, 2020. As of June 30, 2020, the shareholders’ approval had not yet received.

NOTE 6:-	LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding share options and warrants for the periods ended June 30, 2020 and 2019 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

To compute diluted loss per share for the six-month period ended June 30, 2020 and 2019, the total number of 6,423,400 and 2,173,400 shares, respectively subject to outstanding unlisted options have not been considered since they have anti-dilutive effect.

CAN-FITE BIOPHARMA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 7:-	SUBSEQUENT EVENTS

a.

On July 6, 2020, the Company entered into a definitive agreement with certain institutional and accredited investors providing for the issuance of an aggregate of 1,705,000 ADSs in a registered direct offering at a purchase price of $2.00 per ADS for aggregate gross proceeds of approximately $3,400 prior to deducting the placement agent’s fees and estimated offering expenses payable by the Company.

In addition, in a conrcurrent private placement, the investors received unregistered warrants to purchase up to an aggregate of 852,750 ADSs. The warrants were immediately exercisable and will expire four and a half years from issuance at an exercise price of $2.50 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The placement agent in the offering also received compensation warrants on substantially the same terms as the investors in the offering in an amount equal to 7.5% of the aggregate number of ADSs sold in the offering (or warrants to purchase up to an aggregate of 127,913 ADSs), at an exercise price of $2.50 per ADSs and a term expiring.

b.	On August 12, 2020, Company’s shareholder’s approved the grant of unlisted options to the Company’s chief executive officer and to Company’s directors. See also Notes 5g and 5i.